SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts-up third well at Sapinhoá field and

registers a new monthly production record in the pre-salt

Rio de Janeiro, April 4th, 2014 – Petróleo Brasileiro S.A – Petrobras announces the start-up, on Thursday, April 3rd, of well 7-SPH-04-SPS, at a water depth of 2,120 meters, in Sapinhoá field, in the Santos Basin Pre-Salt Region. This well has an estimated production potential of 26,000 barrels of oil per day (bpd) and is interconnected to FPSO Cidade de São Paulo through the pioneering platform connecting system known as BSR (Buoyancy Supported Risers).

This is the third production well of the Sapinhoá Pilot Project and the second to go in operation through the BSR gathering system, following the start-up of well SPS-77A, which has been producing approximately 36,000 barrels of oil per day since February 18th, 2014.

FPSO Cidade de São Paulo has the capacity to process up to 120,000 bpd and has been in operation since January 5th, 2013, when it was directly interconnected to well SPS-55. The fourth production well of the project will be interconnected early in the second half of the year. With the start-up of this well, the platform will reach its full output capacity.

Next buoy will operate in Lula Nordeste Project

Besides the first buoy already installed in Sapinhoá field, three other similar systems have been commissioned for installation in Santos Basin pre-salt fields. Of these three, one more will be destined for Sapinhoá field (Sapinhoá Pilot Project - FPSO Cidade de São Paulo) and the other two for Lula field (Lula Nordeste Pilot Project - FPSO Cidade de Paraty).

FPSO Cidade de Paraty, with the capacity to process up to 120,000 bpd, went into operation on June 6th, 2013 when it was directly interconnected to the output of well LL-11.

Installation of the second buoy, destined for Lula field, was completed in February in less than a third of the time it took to install the first one, thanks to improvements made to installation processes. Then, on March 9th, installation of the rigid steel pipelines to gather the output from two NE Lula wells, through the buoy, was completed.

At this time, installation is underway of the flexible pipelines of well 7-LL-22D-RJS, the first production well to be connected to the Lula NE buoy. This well will go in operation this quarter. Then, two other wells will be interconnected and FPSO Cidade de Paraty will reach its full output capacity in the third quarter of this year.

Two other buoys will be installed in the first half of the year

Operations to interconnect the third buoy in Sapinhoá field are ahead of schedule. The buoy is already submerged and attached to its foundations. Installation work will be completed this quarter.

The fourth and last buoy, designed for Lula field, is already on site and is currently in the initial installation phase, according to schedule. Installation is also expected to be completed this quarter.

Sapinhoá field is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda (30%) and Repsol Sinopec Brasil S.A. (25%).

Lula field is operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda (25%) and Petrogal Brasil S.A. (10%).

New monthly production record in the pre-salt

Petrobras also announces that its pre-salt oil production (including Petrobras’ share and that of its partners) averaged 387,000 barrels of oil per day (bpd) in March, a new monthly output record. With this volume, Petrobras has surpassed the previous record of 385,000 bpd set in February.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.